Exhibit 99.1

Amdocs Limited Reports Second Quarter Fiscal 2017 Results

Record Quarterly Revenue of $966M

Expects Fiscal 2017 Revenue Growth of 3.5-5.5% YoY in Constant Currency

Reiterates Fiscal 2017 Non-GAAP Diluted EPS Growth Outlook of 4.5-8.5% YoY

Second Quarter Fiscal 2017 Highlights

•	Revenue of $966 million, above the midpoint of the $940-$980 million guidance range including a positive impact from foreign currency movements of approximately $3 million relative to the first quarter of fiscal 2017

•	Diluted GAAP EPS of $0.76, above the $0.66-$0.74 guidance range mainly due to gains as a result of changes in fair value of certain acquisition-related liabilities

•	Diluted non-GAAP EPS of $0.94, above the midpoint of the $0.90-$0.96 guidance range

•	GAAP operating income of $134 million; GAAP operating margin of 13.8%

•	Non-GAAP operating income of $166 million; non-GAAP operating margin of 17.2%

•	Free cash flow of $81 million

•	Twelve-month backlog of $3.21 billion, up $30 million sequentially

•	Quarterly cash dividend of $0.22 per share to be paid on July 14, 2017

ST. LOUIS – May 9, 2017 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended March 31, 2017.

“We are pleased with our performance in the second fiscal quarter, during which we maintained our relentless focus on execution to produce record revenue and stable profitability. Indeed, we successfully delivered on dozens of transformation project milestones during Q2, a key highlight of which was the go-live of a single real-time convergent charging system for KT Corporation, South Korea’s largest quad-play service provider. At the same time, we continued to see healthy rates of service renewals among long-standing Amdocs and former Comverse customers, which we believe demonstrates the unique combination of industry-leading innovation and dependability we have consistently brought to service providers over the years,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “Regarding our strategic growth engines, we have made important additional progress in network functions virtualization (NFV), an area in which Amdocs is one of the first technology companies to invest and lead. Earlier in Q2, Linux Foundation announced the creation of the Open Network Automation Platform (ONAP), a majority of which is based on open ECOMP code that Amdocs co-developed in collaboration with AT&T. Moreover, we believe ONAP is fast becoming the de facto standard for NFV which will help to accelerate industry adoption by communication service providers. Along these lines, we are today excited to report that Amdocs has been selected by Bell Canada as the strategic partner to co-develop its Network Service Orchestrator (NSO) platform and to help integrate ONAP components into Bell’s NSO platform. This partnership supports Bell Canada’s focus on leading broadband service innovation and reducing time to market for new virtual enterprise services.”

Gelman concluded, “We enter the second fiscal half with a demonstrated ability to bring customer value through the strength of our unique business model. With the visibility provided by our record 12-month backlog we are on-track to meet our financial targets for the full fiscal year. These include free cash flow generation of approximately $500 million, a majority of which we still plan to return to shareholders in fiscal 2017 while retaining capacity for M&A as opportunities arise.”

Revenue

Revenue for the second fiscal quarter ended March 31, 2017 was $966.0 million, up 1.2% or $11.3 million sequentially from the first fiscal quarter of 2017 and up 4.3% as compared to last year’s second fiscal quarter. Revenue for the second fiscal quarter of 2017 includes a positive impact from foreign currency movements of approximately $3 million relative to the first quarter of fiscal 2017. Revenue was at the midpoint of Amdocs’ guidance, excluding foreign currency movements.

Net Income and Earnings Per Share

The Company’s GAAP net income for the second quarter of fiscal 2017 was $112.6 million, or $0.76 per diluted share, compared to GAAP net income of $107.7 million, or $0.71 per diluted share, in the prior fiscal year’s second quarter. Net income on a non-GAAP basis was $139.2 million, or $0.94 per diluted share, compared to non-GAAP net income of $140.2 million, or $0.92 per diluted share, in the second quarter of fiscal 2016.

Returning Cash to Shareholders

•	Quarterly Cash Dividend Program: On May 9, 2017, the Board approved the Company’s next quarterly cash dividend payment of $0.22 per share and set June 30, 2017 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on July 14, 2017.

•	Share Repurchase Activity: Repurchased $80 million of ordinary shares during the second quarter of fiscal 2017.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.21 billion at the end of the second quarter of fiscal 2017, up $30 million from the end of the prior quarter.

Third Quarter fiscal 2017 Outlook

•	Revenue of approximately $945-$985 million, including an immaterial sequential impact from foreign currency fluctuations as compared to the second quarter of fiscal 2017

•	Diluted GAAP EPS of approximately $0.69-$0.77

•	Diluted non-GAAP EPS of approximately $0.93-$0.99, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.06-$0.07 per share of equity-based compensation expense, net of related tax effects

Full Year Fiscal 2017 Outlook

•	Expects revenue growth of 3.5-5.5% year-over-year on a constant currency basis compared with previous guidance of 2.5-6.5% year-over-year

•	Expects revenue growth of 3.0-5.0% year-over-year as reported, including an anticipated negative impact from foreign currency movements of approximately 0.5% year-over-year and compared with previous guidance of 1.5-5.5% year-over-year, which included an anticipated negative impact from foreign currency movements of approximately 1.0% year-over-year

•	GAAP diluted earnings per share growth of roughly 5.0-11.0% year-over-year

•	Non-GAAP diluted earnings per share growth of roughly 4.5-8.5% year-over-year

Our third fiscal quarter 2017 and full year fiscal 2017 outlook takes into consideration the company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from AT&T’s proposed merger with Time Warner or from other current and potential customer consolidation activity in North America.

Conference Call Details

Amdocs will host a conference call on May 9, 2017 at 5:00 p.m. Eastern Time to discuss the Company’s second quarter of fiscal 2017 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 98211383. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Learn more about https://www.amdocs.com/open-network/nfv-powered-by-ecomp

•	Keep up with Amdocs news by visiting the company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs is a leading software and services provider to the world’s most successful communications and media companies. As our customers reinvent themselves, we enable their digital and network transformation through innovative solutions, delivery expertise and intelligent operations. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.7 billion in fiscal 2016.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2016 filed on December 12, 2016 and our Form 6-K furnished for the first quarter of fiscal 2017 on February 13, 2017.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2017	2016	2017	2016
Revenue	$966,009	$925,935	$1,920,736	$1,847,440
Operating expenses:
Cost of revenue	621,737	600,116	1,242,571	1,195,684
Research and development	67,303	63,711	127,293	126,198
Selling, general and administrative	114,465	114,474	238,544	234,022
Amortization of purchased intangible assets and other	28,723	27,487	56,954	51,854

	832,228	805,788	1,665,362	1,607,758

Operating income	133,781	120,147	255,374	239,682
Interest and other (expense) income, net	(468)	1,460	(3,231)	(205)

Income before income taxes	133,313	121,607	252,143	239,477
Income taxes	20,753	13,887	41,790	30,915

Net income	$112,560	$107,720	$210,353	$208,562

Basic earnings per share	$0.77	$0.72	$1.43	$1.39

Diluted earnings per share	$0.76	$0.71	$1.42	$1.37

Basic weighted average number of shares outstanding	146,595	149,924	146,706	150,279

Diluted weighted average number of shares outstanding	147,954	151,948	148,168	152,502

Cash dividends declared per share	$0.220	$0.195	$0.415	$0.365

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2017	2016	2017	2016
Revenue	$966,009	$925,935	$1,920,736	$1,847,440
Non-GAAP operating income	165,997	157,950	330,082	314,822
Non-GAAP net income	139,164	140,165	272,731	272,185
Non-GAAP diluted earnings per share	$0.94	$0.92	$1.84	$1.78
Diluted weighted average number of shares outstanding	147,954	151,948	148,168	152,502

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended March 31, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$621,737	$—	$(4,973)	$6,691	$—	$623,455
Research and development	67,303	—	(901)	—	—	66,402
Selling, general and administrative	114,465	—	(4,310)	—	—	110,155
Amortization of purchased intangible assets and other	28,723	(28,723)	—	—	—	—

Total operating expenses	832,228	(28,723)	(10,184)	6,691	—	800,012

Operating income	133,781	28,723	10,184	(6,691)	—	165,997

Income taxes	20,753	—	—	—	5,612	26,365

Net income	$112,560	$28,723	$10,184	$(6,691)	$(5,612)	$139,164

	Three months ended March 31, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$600,116	$—	$(4,917)	$—	$595,199
Research and development	63,711	—	(1,018)	—	62,693
Selling, general and administrative	114,474	—	(4,381)	—	110,093
Amortization of purchased intangible assets and other	27,487	(27,487)	—	—	—

Total operating expenses	805,788	(27,487)	(10,316)	—	767,985

Operating income	120,147	27,487	10,316	—	157,950

Income taxes	13,887	—	—	5,358	19,245

Net income	$107,720	$27,487	$10,316	$(5,358)	$140,165

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Six months ended March 31, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,242,571	$—	$(9,971)	$6,691	$—	$1,239,291
Research and development	127,293	—	(1,800)	—	—	125,493
Selling, general and administrative	238,544	—	(12,674)	—	—	225,870
Amortization of purchased intangible assets and other	56,954	(56,954)	—	—	—	—

Total operating expenses	1,665,362	(56,954)	(24,445)	6,691	—	1,590,654

Operating income	255,374	56,954	24,445	(6,691)	—	330,082

Income taxes	41,790	—	—	—	12,330	54,120

Net income	$210,353	$56,954	$24,445	$(6,691)	$(12,330)	$272,731

	Six months ended March 31, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,195,684	$—	$(9,041)	$—	$1,186,643
Research and development	126,198	—	(1,860)	—	124,338
Selling, general and administrative	234,022	—	(12,385)	—	221,637
Amortization of purchased intangible assets and other	51,854	(51,854)	—	—	—

Total operating expenses	1,607,758	(51,854)	(23,286)	—	1,532,618

Operating income	239,682	51,854	23,286	—	314,822

Income taxes	30,915	—	—	11,517	42,432

Net income	$208,562	$51,854	$23,286	$(11,517)	$272,185

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	March 31, 2017	September 30, 2016
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,149,454	$1,095,723
Accounts receivable, net, including unbilled of $150,934 and $134,122, respectively	844,631	818,531
Prepaid expenses and other current assets	223,838	186,137

Total current assets	2,217,923	2,100,391
Equipment and leasehold improvements, net	331,523	331,728
Goodwill and other intangible assets, net	2,423,886	2,493,166
Other noncurrent assets	442,633	406,070

Total assets	$5,415,965	$5,331,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,001,456	$992,679
Short-term financing arrangements	200,000	200,000
Deferred revenue	149,537	173,331

Total current liabilities	1,350,993	1,366,010
Other noncurrent liabilities	512,056	511,784
Shareholders’ equity	3,552,916	3,453,561

Total liabilities and shareholders’ equity	$5,415,965	$5,331,355

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Six months ended March 31,
	2017	2016
Cash Flow from Operating Activities:
Net income	$210,353	$208,562
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	109,038	104,225
Equity-based compensation expense	24,445	23,286
Deferred income taxes	16,889	(7,614)
Excess tax benefit from equity-based compensation	(2,929)	(5,248)
(Gain) loss from short-term interest-bearing investments	(17)	445
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(25,092)	(23,061)
Prepaid expenses and other current assets	(10,926)	(28,684)
Other noncurrent assets	(42,294)	3,352
Accounts payable, accrued expenses and accrued personnel	25,101	27,784
Deferred revenue	(19,932)	(3,023)
Income taxes payable	(8,813)	2,416
Other noncurrent liabilities	(469)	14,233

Net cash provided by operating activities	275,354	316,673

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(69,906)	(67,289)
Proceeds from sale of short-term interest-bearing investments	144,920	191,648
Purchase of short-term interest-bearing investments	(145,737)	(199,988)
Net cash paid for acquisitions	—	(24,993)
Other	1,671	(20,602)

Net cash used in investing activities	(69,052)	(121,224)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	—
Payments under financing arrangements	(200,000)	(220,000)
Repurchase of shares	(160,232)	(200,608)
Proceeds from employee stock options exercised	62,368	59,060
Payments of dividends	(57,299)	(51,262)
Excess tax benefit from equity-based compensation and other	2,929	5,244

Net cash used in financing activities	(152,234)	(407,566)

Net increase (decrease) in cash and cash equivalents	54,068	(212,117)
Cash and cash equivalents at beginning of period	768,660	1,035,573

Cash and cash equivalents at end of period	$822,728	$823,456

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
North America	$636.3	$628.0	$626.2	$591.8	$586.4
Europe	115.4	118.5	118.9	126.3	139.2
Rest of the World	214.3	208.2	195.6	212.0	200.3

Total Revenue	$966.0	$954.7	$940.7	$930.1	$925.9

	Three months ended
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Managed Services Revenue	$511.1	$494.2	$478.5	$479.2	$501.1

	Three months ended
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Customer Experience Systems	$948.6	$937.9	$924.9	$908.1	$902.3
Directory	17.4	16.8	15.8	22.0	23.6

Total Revenue	$966.0	$954.7	$940.7	$930.1	$925.9

	As of
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
12-Month Backlog	$3,210	$3,180	$3,170	$3,110	$3,100

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